Continental

Press Release

"Exemption No. 82-1357"

Management A

Dr. Karl-Thomas Neumann New Board Member of Continental AG

Hanover, August 3, 2004. The Supervisory Board of Continental AG, Hanover, has appointed Dr. Karl-Thomas Neumann (43) to the company's Executive Board. He is currently head of the Electrics and Electronics unit for the VW group of brands and responsible for electronic modules of Volkswagen Corporation.

Neumann is to take charge of the Continental Automotive Systems (CAS) division at the earliest possible date. With a workforce of just under 20,000, CAS reported sales of over EUR4.6bn in 2003. Neumann will succeed Dr. Wolfgang Ziebart, who had asked the Supervisory Board to relieve him of his duties on the Executive Board. Ziebart leaves the company on August 31 to assume the position of CEO at Infineon AG.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5bn. At present it has a worldwide workforce of about 73,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485,
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de